      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 25, 2002


                                                      REGISTRATION NO. 333-86174
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             -----------------------
                                  FORM S-3/A

                              (AMENDMENT NO. 2)

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                             -----------------------
                               PENTON MEDIA, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           DELAWARE                                           36-2875386
(STATE OR OTHER JURISDICTION OF                            I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)                          IDENTIFICATION NUMBER)

                             1300 EAST NINTH STREET
                              CLEVELAND, OHIO 44114
                                 (216) 696-7000
    (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                             -----------------------
                                 PRESTON L. VICE
                         INTERIM CHIEF FINANCIAL OFFICER
                             1300 EAST NINTH STREET
                              CLEVELAND, OHIO 44114
                                 (216) 696-7000
            (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                   COPIES TO:
                           CHRISTOPHER M. KELLY, ESQ.
                           JONES, DAY, REAVIS & POGUE
                               901 LAKESIDE AVENUE
                              CLEVELAND, OHIO 44114
                                 (216) 586-3939
                             -----------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after this Registration Statement becomes effective.
     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|
                             -----------------------
================================================================================




     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

                    Subject To Completion. Dated June 25, 2002


PROSPECTUS


                               PENTON MEDIA, INC.

                               8,871,349 SHARES OF

                          COMMON STOCK, PAR VALUE $.01



     The selling stockholders are offering shares of our common stock by means of this prospectus, and the maximum number of shares that they may offer are identified on pages 18-20 of this prospectus.

                             -----------------------

     Our common stock is listed on the New York Stock Exchange under the symbol "PME." On June 24, 2002, the last reported sale price of our common stock on the NYSE was $2.39 per share. The selling stockholders may offer shares through public or private transactions, at prevailing market prices, or at privately negotiated prices. More detailed information about the distribution of the shares is found in the section of this prospectus entitled "Plan of Distribution."


                             -----------------------


              SEE "RISK FACTORS" BEGINNING ON PAGE 4 TO READ ABOUT CERTAIN FACTORS BEFORE INVESTING IN OUR COMMON STOCK.

                             -----------------------


     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


              The date of this prospectus is         , 2002.


The information contained in this prospectus is not complete and may be changed. A registration statement has been filed with the Securities and Exchange Commission. The selling stockholders identified in this prospectus may not sell these securities nor may they accept offers to buy until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

                                TABLE OF CONTENTS

WHERE YOU CAN FIND MORE INFORMATION.........................................1

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.............................1

ABOUT THIS PROSPECTUS.......................................................3

FORWARD-LOOKING STATEMENTS..................................................3

ABOUT PENTON................................................................4

RISK FACTORS................................................................4

USE OF PROCEEDS............................................................11

DESCRIPTION OF OUR PREFERRED STOCK AND WARRANTS............................11

SELLING STOCKHOLDERS.......................................................18

PLAN OF DISTRIBUTION.......................................................20

LEGAL MATTERS..............................................................21

EXPERTS....................................................................21

                       WHERE YOU CAN FIND MORE INFORMATION

         We are subject to the informational reporting requirements of the Securities Exchange Act of 1934. We file reports, proxy statements and other information with the Securities and Exchange Commission. You can inspect and copy the reports, proxy statements and other information at the Public Reference Room of the SEC located at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain copies of these materials at prescribed rates from the Public Reference Room of the SEC. The SEC maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information on a delayed basis regarding registrants, including us, that file electronically with the SEC. Our common stock, par value $.01 per share, is listed on The New York Stock Exchange under the symbol "PME." You can also inspect and copy any reports, proxy statements and other information that we file with the SEC at the offices of The New York Stock Exchange located at 20 Broad Street, New York, NY 10005.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The SEC allows us to incorporate by reference the information that we file with the SEC. This allows us to disclose important information to you by referring you to those documents rather than repeating them in full in this prospectus. The information incorporated by reference in this prospectus contains important business and financial information. In addition, information that we file with the SEC after the date of this prospectus automatically updates and supersedes the information contained in this prospectus and incorporated filings. We have previously filed the following documents with the SEC (File No. 1-14337) and are incorporating them into this prospectus by reference:

          - our Annual Report on Form 10-K for the fiscal year ended December 31, 2001;

          - our Current Report on Form 8-K dated and filed with the SEC on March 11, 2002;

          - our Current Report on Form 8-K dated March 10, 2002 and filed with the SEC on March 13, 2002;

          - our Current Report on Form 8-K dated and filed with the SEC on March 19, 2002;

          - our Current Report on Form 8-K dated and filed with the SEC on March 22, 2002;

          - our Current Report on Form 8-K dated and filed with the SEC on March 28, 2002;

          - our Current Report on Form 8-K dated May 1, 2002 and filed with the SEC on May 3, 2002;

          - our Definite Proxy Statement on Schedule 14A dated and filed with the SEC on April 30, 2002;

          - our Definitive Proxy Supplement on Schedule 14A dated and filed with the SEC on May 10, 2002;

          - our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002;

          - the description of the rights contained in our Registration Statement on Form 8-A filed with the SEC on June 12, 2000, including any amendment or report filed for the purpose of updating such description; and

          - the description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on July 24, 1998, including any amendment or report filed for the purpose of updating such description.

         Each document or report that we file pursuant to Section 13(a), 13(c), 14 or 15(d) of Exchange Act after the date of this prospectus and until the offering of the securities terminates will be incorporated by reference into this prospectus and to be a part of this prospectus from the date of filing of that document.

         You may request a copy of any of these filings (other than an exhibit to those filings unless we have specifically incorporated that exhibit by reference into the filing), at no cost, by telephoning or writing to us at the following phone number and address:

                               Penton Media, Inc.
                             1300 East Ninth Street
                              Cleveland, Ohio 44114
                 Attention: Director of Corporate Communications
                         Telephone Number: 216-696-7000

                              ABOUT THIS PROSPECTUS

         References in the prospectus to the term "we," "us" or "Penton" or other similar terms mean Penton Media, Inc. and its consolidated subsidiaries, unless we state otherwise or the context indicates otherwise. The term "common stock" means our common stock, $.01 par value, and the term "preferred stock" means our Series B Convertible Preferred Stock, $.01 par value, unless the context indicates a different meaning.

         Except as otherwise set forth in this prospectus, we have agreed to pay the expenses incurred in registering the shares of common stock being offered by this prospectus.

         This document is called a prospectus and is part of a registration statement that we filed with the SEC using a "shelf" registration or continuous offering process. Under this shelf process, the selling stockholders may from time to time sell any combination of the securities described in this prospectus in one or more offerings.

         You should rely only on the information contained or incorporated by reference in this prospectus and in any prospectus supplement. Neither we, nor any underwriters or agents, have authorized anyone to provide you with different information. The selling stockholders are not offering the securities in any state where the offering is prohibited. You should not assume that the information in this prospectus, any prospectus supplement, or any document incorporated by reference, is truthful or complete at any date other than the date mentioned on the cover page of those documents.

         The information in this prospectus is accurate as of the date on the front cover. You should not assume that the information contained in this prospectus is accurate as of any other date.


                           FORWARD-LOOKING STATEMENTS

         A number of statements made in or incorporated by reference into this prospectus are not historical or current facts, but deal with potential future circumstances and developments. Those statements are qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may materially differ from our actual future experience involving any one or more of these matters and subject areas. We attempted to identify, in context, some of the factors that we currently believe may cause future experience and results to differ from our current expectations regarding the relevant matter or subject area. We have identified some of these forward-looking statements with words such as "anticipates," "estimates," "believes," "expects," "intends," "may," "will," "should" or the negative of those words or other comparable terminology. The operation and results of our business also may be subject to the effect of other risks and uncertainties, including but not limited to:

          - economic uncertainty, exacerbated by terrorist attacks on the United States;

          -    the performance of our Internet/Broadband industry sector;

          -    fluctuations in advertising revenue with general economic cycles;

          -    the effectiveness of our cost saving efforts;

          -    the seasonality of revenue from trade shows and conferences;

          -    our ability to penetrate new markets internationally;

          - our ability to launch new products that fit strategically with and add value to our businesses;

          - the infringement or invalidation of our intellectual property rights; and

          -    increases in paper and postage costs.

                                  ABOUT PENTON

         We are a leading, global business-to-business media company. We provide media products that deliver proprietary business information to owners, operators, managers, and professionals in the industries we serve. Through these products, we offer industry suppliers multiple ways to reach their customers and prospects as part of their sales and marketing efforts. We produce specialized trade magazines, trade shows and conferences, and online media products. We benefit from revenue diversification, primarily as a result of our business presence in 12 different industry sectors consisting of over 20,000 advertisers and exhibitors.

         We became an independent company, incorporated in the State of Delaware, as a result of our spinoff from Pittway Corporation in August 1998. Our principal executive office is located at 1300 East Ninth Street, Cleveland, Ohio 44114, and our telephone number is (216) 696-7000. Our common stock is listed on The New York Stock Exchange under the symbol "PME."


                                  RISK FACTORS

         You should carefully consider the following risks, in addition to the other information in this prospectus, and the information incorporated by reference, before deciding to invest in our common stock.


WE HAVE A SIGNIFICANT AMOUNT OF DEBT.

         At March 31, 2002, we had total indebtedness of approximately $331.2 million, excluding approximately $3.8 million of original issue discount on our 10 3/8% senior subordinated notes and approximately $0.8 million of original issue discount on our 11 7/8% senior secured notes.

         The level of our indebtedness could have important consequences, including:

          - limiting cash flow available for general corporate purposes, including capital expenditures and acquisitions, because a substantial portion of our cash flow from operations must be dedicated to servicing our debt;

          - limiting our ability to obtain additional debt financing in the future for working capital, capital expenditures or acquisitions;

          - making us more vulnerable in the event of a further downturn in general economic conditions or in our business; and

          - limiting our flexibility in reacting to competitive and other changes in our industry and economic conditions generally.


         Our current debt levels have subjected us to the risk described above. If new debt is added to our current debt levels, the impact of these substantial risks will intensify.


WE MAY NOT BE ABLE TO SERVICE OUR DEBT.

         Our ability to pay or to refinance our indebtedness will depend upon our future operating performance, which will be affected by general economic, financial, competitive, business and other factors beyond our control.

         We cannot assure you that our business will generate sufficient cash flow from operations, that currently anticipated revenue and cost-saving efforts will be realized on schedule or at all, or that future borrowings will be available to us under our credit facility or otherwise in amounts sufficient to enable us to service our debt obligations, to pay our indebtedness at maturity or otherwise, or to fund our other liquidity needs. If we are unable to meet our debt obligations or fund our other liquidity needs, we may need to further restructure or refinance our indebtedness, sell assets or seek additional equity capital. We cannot assure you that we will be able to accomplish those actions on satisfactory terms, if at all, which could cause us to default on our obligations and impair our liquidity. Our ability to restructure or refinance will depend on the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. In addition, the terms of the convertible preferred stock and warrants to purchase common stock, including the conversion price, dividend, and liquidation preference adjustment provisions that could result in substantial dilution to stockholders, the redemption price premiums, and board representation rights, all could negatively impact our ability to access the equity markets in the future.

         Because a significant portion of our operations currently is conducted through our subsidiaries, our ability to pay our indebtedness, is also dependent on the cash flows of our subsidiaries and the distribution of those cash flows to us, or upon loans or other payments of funds by our subsidiaries to us. The ability of our subsidiaries to make distributions or other payments to us will depend upon their operating results and applicable laws and any contractual restrictions contained in the instruments governing their indebtedness. If money generated by our subsidiaries is not available to us, our ability to repay our indebtedness may be adversely affected.


CONVERSION OF OUR PREFERRED STOCK AND EXERCISE OF WARRANTS WILL DILUTE OUR COMMON STOCK, AND THE SALE OF THE UNDERLYING SHARES MAY DEPRESS THE MARKET PRICE OF OUR COMMON STOCK.

         We have issued 50,000 shares of Series B convertible preferred stock in a private placement. The shares of preferred stock are convertible into common stock. We also issued warrants to purchase 1,600,000 shares of common stock.

         The issuance of our common stock upon the conversion of the preferred stock or the exercise of the warrants described above will likely occur at a time when the conversion or exercise price is below the market price of our common stock. Therefore, the conversion or exercise of these securities will likely have a dilutive effect on the price of our common stock. The conversion or exercise of these securities will also result in our having more shares of our common stock outstanding, which would have a dilutive effect on our earnings per share. If the holders of the preferred stock and warrants were to sell a large number of their shares over a short period of time, those sales would likely have an adverse effect on the market price of our common stock. Even the potential sale of a large number of shares may depress the future market price of our common stock.

         Certain terms of the preferred stock and warrants may increase this dilutive effect on the price of our common stock:

          - Currently, the dividend rate on our preferred stock is 5%. On March 19, 2008, the sixth anniversary of the issuance of the preferred stock, the dividend rate will increase to 15%. The higher dividend rate will result in more shares of common stock being issued upon conversion of the preferred stock.

          - If we fail to comply with certain covenants described in "Description of Our Preferred Stock and Warrants -- Covenants" below, the conversion price of the preferred stock and the exercise price of the warrants will decrease until we are in compliance with the relevant covenants. The lower conversion price of the preferred stock and exercise price of the warrants will result in more shares of common stock being issued upon conversion of the preferred stock and exercise of the warrants.

          - On March 19, 2008, the sixth anniversary of the issuance of the preferred stock, the liquidation value of preferred stock will increase to $4,570 per share. This increase in the liquidation value will result in more shares of common stock being issued upon conversion of the preferred stock.


THE TERMS OF OUR DEBT INSTRUMENTS AND PREFERRED STOCK IMPOSE FINANCIAL AND OPERATING RESTRICTIONS.

         The indentures governing our 10 3/8% senior subordinated notes and our 11 7/8% senior secured notes, our credit facility, and our new convertible preferred stock contain restrictive covenants that limit our ability to engage in a variety of transactions, including incurring or guaranteeing additional indebtedness, making investments, creating liens on our assets, transferring or selling our assets, paying dividends, or engaging in mergers, acquisitions, or consolidations. The terms of our credit facility prohibit us from voluntarily prepaying certain indebtedness.

         A breach of any of the covenants or other provisions in our debt instruments could result in a default thereunder. Upon the occurrence of an event of default under our credit facility, the lenders could elect to declare all amounts outstanding thereunder to be immediately due and payable and terminate all commitments to extend further credit, which would adversely affect our ability to fund our operations. An acceleration of the amounts due under our credit facility would cause us to be in default under the indentures governing our 10 3/8% senior subordinated notes and our 11 7/8% senior secured notes, enabling acceleration of amounts outstanding.


TRADE SHOW AND CONFERENCE ATTENDANCE HAVE DECLINED SIGNIFICANTLY SINCE THE THIRD QUARTER OF 2001 AS A RESULT OF THE SLOWDOWN OF ECONOMIES IN THE UNITED STATES, EUROPE, AND ASIA AND THE SEPTEMBER 11, 2001 TERRORIST ATTACKS, AND A CONTINUED DECLINE WOULD HAVE A FURTHER MATERIAL ADVERSE EFFECT ON OUR BUSINESS, RESULTS OF OPERATIONS, AND FINANCIAL CONDITION.

         Prior to the attacks on the United States on September 11, 2001, bookings for most of our events scheduled for the fourth quarter of 2001 were running well behind 2000 bookings primarily due to the slowdown of economies in the United States, Europe, and Asia. For 2001, our trade shows and conferences revenues decreased $19.2 million and trade shows and conferences adjusted EBITDA, before general and administrative costs, decreased $26.3 million from prior year levels. Advance bookings for our trade shows and conferences continue to be at levels lower than in prior periods. Adjusted for the change in timing of our Internet World Spring and CRM trade shows from the first quarter of 2001 to the second quarter of 2002, revenues for our trade shows and conferences declined 42.1% in the first quarter of 2002 over the prior year period. Adjusted EBITDA on the same basis was $6.6 million in the first quarter of 2002, a decline of 35.3% compared with the first quarter of 2001. Because our trade shows and conferences business typically generates higher margins than our other businesses, decreases in trade shows and conferences revenues cause a disproportionately greater decrease in our total adjusted EBITDA than do revenue decreases in our other businesses. Because we had strong attendance at our trade shows and conferences in the first half of 2001 (particularly our Internet World Spring show) and expect continued lower attendance in 2002, we anticipate that our adjusted EBITDA for the first half of 2002 will be lower than the prior-year period.

         Since September 11, 2001, there has been a decline in air travel due to, among other things, the public's general reluctance to travel and fears regarding additional acts of terrorism, as well as reduced operations by airlines due to, among other things, decreased demands for air travel, new security directives, and increased costs. The magnitude and duration of these effects are unknown, but our trade shows and conferences have been negatively affected. We believe the September attacks caused as much as an additional 10% to 15% reduction in revenues for the events completed in the fourth quarter of 2001. Continued negative market conditions due to the weakened U.S. economy, the September 11, 2001 terrorist attacks, any future occurrences of similar terrorist activities, or threats of such activities and actions by the United States and other countries that perpetuate a climate of war could cause more disruption of our trade shows and conferences. If attendance decreases further, our business, results of operations, and financial condition would be materially adversely affected.


OUR INTERNET/BROADBAND BUSINESS HAS SIGNIFICANTLY DECLINED, AND A CONTINUED DECLINE WOULD HAVE A FURTHER MATERIAL ADVERSE EFFECT ON OUR BUSINESS, RESULTS OF OPERATIONS, AND FINANCIAL CONDITION.

         In 2001, our Internet/Broadband industry sector produced 29% of our revenue, compared to 36% in 2000. Prior to the events of September 11, 2001, we were experiencing a general decline in this sector as a result of both the failure of many Internet products and services companies and the general U.S. economic decline. Some of our customers went out of business or chose not to participate in our trade shows and conferences as part of a general trend toward decreased information technology spending. For example, we saw a significant decrease in revenues from our high-margin Internet World Spring trade show, and we saw a general decline in revenues from our technology magazines, especially Internet World magazine. These trends were exacerbated by the events of September 11, 2001, causing more substantial declines in the latter part of the year. Following these events, we were forced to reschedule our Internet World Fall trade show, and we experienced further reduced attendance levels. Declines in this sector have continued through the first quarter of 2002, and are expected only to represent about 15% of total 2002 revenues. Because this industry sector has typically represented a significant portion of our business and generated high margins, declines in the Internet/Broadband industry sector cause a disproportionately greater decrease in our total adjusted EBITDA than do declines in our other industry sectors. A continued decline in the performance of these product offerings or a decline in our other product offerings in this sector, or our inability to regain customers lost to date, would materially adversely affect our business, results of operations, and financial condition.

WE DEPEND ON ADVERTISING REVENUES, WHICH DECREASE DURING ECONOMIC DOWNTURNS AND FLUCTUATE FROM PERIOD TO PERIOD.

         For the year ended December 31, 2001, we had revenues of $177.0 million from advertising, which was 47.6% of our revenues. Approximately 55.4% of our revenues from the first quarter of 2002 came from advertising. Our advertising revenues fluctuate with general economic cycles, and any material decline in these revenues would have a material adverse effect on our business, results of operations, and financial condition. Historically, advertising revenues have increased during economic recoveries and decreased during both general economic downturns and regional economic recessions. In a general economic downturn or a recession, advertisers reduce their advertising budgets, intensify their attempts to negotiate lower advertising rates, and pay outstanding invoices slower. We are experiencing some of these effects. Our advertising revenues decreased by 13.5% from 2000 to 2001. For the first quarter of 2002, advertising revenues declined $15.6 million or 27.3%, to $41.6 million compared with $57.2 million for the same prior year period.


IF THE U.S. ECONOMY WORSENS, THE COST SAVING EFFORTS WE IMPLEMENTED MAY NOT BE SUFFICIENT TO ACHIEVE THE BENEFITS WE EXPECT.

         In 2001, we experienced a significant decline in revenues and adjusted EBITDA primarily due to weak economic conditions, which were exacerbated by the terrorist attacks of September 11, 2001. This decline was more severe in the second half of the year and continued into the first quarter of 2002. We cannot predict if or when the economy or our revenues and adjusted EBITDA will improve. We have taken a number of steps designed to improve our profits and margins despite decreased revenues. We have restructured a number of our businesses and support departments and reduced overhead infrastructure by consolidating and closing several offices, centralizing information technology services and outsourcing certain corporate functions. As a result, we recorded special charges to our income of $87.5 million in 2001 and a special credit of $0.3 million in the first quarter of 2002. If the U.S. economy worsens or additional terrorist attacks occur, our revenues will likely continue to decline. Decreases in our revenues cause disproportionately greater decreases in our adjusted EBITDA. Accordingly, if revenues decline beyond our expectations, the cost saving efforts we implemented in the second half of 2001 and first quarter of 2002 will likely not achieve the benefits we expect. We may be forced to take additional cost saving steps that could result in additional charges and otherwise materially adversely affect our business.


THE PROFITABILITY AND SUCCESS OF OUR TRADE SHOWS AND CONFERENCES COULD BE ADVERSELY AFFECTED IF WE ARE UNABLE TO OBTAIN DESIRABLE DATES AND LOCATIONS OR ARE UNABLE TO INCREASE THE SIZE OF OUR EVENTS.

         In 2001, about 40.1% of our revenue came from trade shows and conferences. For the first quarter of 2002, about 30% of our revenue came from trade shows and conferences. We increasingly compete for desirable dates and venues for our trade shows and conferences. As this competition intensifies, we may be unable to schedule important engagements. If we are unable to obtain desirable dates and venues for events, the profitability and future success of these events could be adversely affected. Although we generally reserve venues and dates more than one year in advance, these reservations are not binding until we sign a contract with a facility operator. These contracts generally hold venues and dates for only one year. In addition, we may desire to increase the size of our trade shows and conferences to take advantage of increasing demand in the future. If we are unable to secure larger venues with suitable exhibit space to accommodate this demand, the growth of our trade shows and conferences business could be adversely affected.


OUR TRADE SHOWS AND CONFERENCES AND PUBLISHING REVENUES VARY DUE TO THE MOVEMENT OF ANNUAL EVENT OR PUBLICATION MAILING DATES AND TIMING OF OUR CUSTOMERS' PRODUCT LAUNCHES.


         Our trade shows and conferences and publishing revenues are seasonal, primarily due to the timing of our large trade shows and conferences and publication of our large industry directories. Because event revenues are recognized when a particular event is held, and publication revenues are recognized in the month publications are mailed, we may also experience fluctuations in quarterly revenues based on the movement of annual events or mailing dates from one quarter to another. In 2001, about 30.3% of our total revenue was generated during the first quarter, about 28.7% during the second, about 16.6% during the third, and about 24.4% of our revenue was generated during the fourth. We expect approximately 21.4% of our total revenue for 2002 to come from the first quarter.


         Our trade show and conference revenues may fluctuate from period to period based on the spending patterns of our customers. Many of our large customers concentrate their trade show participation around major product launches. Because we cannot always know or predict when our large customers intend to launch new products, it is difficult to anticipate any related fluctuations in our trade shows and conferences revenues.

LOSS OF KEY PERSONNEL COULD IMPAIR OUR SUCCESS.

         We benefit from the leadership and experience of our senior management team, and we depend on their continued services in order to successfully implement our business strategy. Although we have entered into employment agreements with Thomas L. Kemp, Daniel J. Ramella and other management members, they and other key personnel may not remain in our employment. The loss of key personnel could have a material adverse effect on our business, results of operations, and financial condition. We do not maintain "key person" life insurance with respect to our senior management team.


COMPETITION MAY ADVERSELY AFFECT OUR EARNINGS AND RESULTS OF OPERATIONS.

         We experience intense competition for our products and services. If we fail to compete effectively, our earnings and results of operations could be adversely affected. We compete for readers and advertisers in the publishing marketplace and for trade show and conference venues, sponsorships, exhibitors, and show attendees. Because our industry is relatively easy to enter, we anticipate that additional competitors, some of whom may have greater resources than we do, may enter these markets and intensify competition.


OUR OVERALL OPERATIONS MAY BE ADVERSELY AFFECTED BY RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS.

         We have operations outside the United States and we intend to expand further into international markets. The following risks in international markets could have a material adverse effect on our future international operations and, consequently, on our business, results of operations, and financial condition:

          -    the uncertainty of product acceptance by different cultures;

          - the risks of divergent business expectations or cultural incompatibility inherent in establishing joint ventures with foreign partners;

          -    difficulties in staffing and managing multi-national operations;

          -    currency fluctuations;

          - general economic and political uncertainties and potential for social unrest;

          -    limitations on our ability to enforce legal rights and remedies;

          - reduced protection for intellectual property rights in some countries;

          -    state-imposed restrictions on the repatriation of funds; and

          -    potentially adverse tax consequences.


NEW PRODUCT LAUNCHES OR ACQUIRED PRODUCTS MAY REDUCE OUR EARNINGS OR GENERATE LOSSES.

         Our future success will depend in part on our ability to continue offering new products that successfully gain market acceptance by addressing the needs of specific audience groups within our targeted industries. Our efforts to introduce new or integrate acquired products may not be successful or profitable. The process of internally researching and developing, launching, gaining acceptance, and establishing profitability for a new product, or assimilating and marketing an acquired product, is both risky and costly. New products generally incur initial operating losses.

         In addition, we have invested in, and intend to continue to invest in, the development of various online media products. The Internet is still not proven as a profitable commercial medium. These products may not be successful or profitable. In 2001, we wrote off $1.7 million of assets related to online media initiatives.

         Costs related to the development of new products are expensed as incurred and, accordingly, our profitability from year to year may be adversely affected by the number and timing of new product launches.

THE INFRINGEMENT OR INVALIDATION OF OUR PROPRIETARY RIGHTS COULD HAVE AN ADVERSE EFFECT ON OUR BUSINESS.

         We regard our copyrights and trademarks, including our Internet domain names, service marks, and similar intellectual property, as critical to our success. We rely on copyright and trademark laws in the United States and other jurisdictions and on confidentiality agreements with some of our employees and others to protect our proprietary rights. If any of these rights were infringed or invalidated, our business could be adversely affected. In addition, our business activities could infringe upon the proprietary rights of others, who could assert infringement claims against us. If we are forced to defend against any such claims, whether they are with or without merit or are determined in our favor, then we may face costly litigation, diversion of technical and management personnel, or product and service delays. As a result of such a dispute, we may have to develop non-infringing technology or enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may be unavailable on terms acceptable to us, or at all. If there is a successful claim of infringement against us and we are unable to develop non-infringing technology or enter into royalty or licensing agreements on a timely basis, our business could be adversely affected.

         We seek to register our trademarks in the United States and elsewhere. These registrations could be challenged by others or invalidated through administrative process or litigation. In addition, our confidentiality agreements with some of our employees or others may not provide adequate protection of our proprietary rights in the event of unauthorized use or disclosure of our proprietary information or if our proprietary information otherwise becomes known, or is independently developed, by competitors.


RELIANCE ON PRINCIPAL VENDORS COULD ADVERSELY AFFECT OUR BUSINESS.

         We rely on our principal vendors and their ability or willingness to sell products to us on favorable price and other terms. Many factors outside our control may harm these relationships and the ability or willingness of these vendors to sell these products to us on such terms. Currently, our principal vendors are paper suppliers, the United States Postal Service, and printing suppliers. If any of our principal vendors discontinues or temporarily terminates its services and we are unable to find adequate alternatives, we may experience increased prices, interruptions, and delays in services. These factors could adversely affect our business.


INCREASES IN PAPER OR POSTAGE COSTS COULD CAUSE OUR EXPENSES TO INCREASE AND MAY ADVERSELY AFFECT OUR BUSINESS.

         Paper and postage are necessary expenses relating to our print products, magazine distribution, and direct mail solicitations. In 2001, these expenses accounted for approximately 3.5% and 5.0%, respectively, of our total operating expenses, excluding unusual items. In the first quarter of 2002, these expenses accounted for approximately 3.6% and 5.7% of our total operating expenses, excluding unusual items. Significant increases in paper prices, which have been volatile in recent years, or in postage prices may have an adverse effect on our business. We do not use forward contracts and all of our paper supply vendor arrangements provide for price adjustments on a quarterly basis to reflect then-prevailing market prices. We use the United States Postal Service for domestic distribution of substantially all of our magazines and marketing materials.


WE MAY BE SUBJECT TO CONTINGENT TAX LIABILITY RELATED TO THE SPINOFF OF OUR COMMON STOCK BY PITTWAY.

         In connection with the tax-free spinoff of our common stock by Pittway to its stockholders in August 1998, we agreed not to take any action that would cause the spinoff to be taxable to Pittway under section 355 of the Internal Revenue Code, and to indemnify Pittway for any liability suffered by it in that event. The spinoff would be taxable to Pittway if, as part of a plan or series of related transactions, as determined under a facts and circumstances test, one or more persons, acting independently or in concert, have acquired 50.0% or more of our common stock. Since August 1998, our common stock has been involved in a number of transactions. Because of the open-ended nature of the facts and circumstances test, we believe, but we cannot assure you, that the Internal Revenue Service could not successfully assert that one or more transactions involving our common stock were part of a plan or series of related transactions that has caused the spinoff to be taxable to Pittway. If the spinoff were taxable to Pittway, our payment to Pittway under our indemnity agreement could have a material adverse effect on our financial condition.

WE MAY LOSE CONTROL OF OUR BOARD.

         The terms of the convertible preferred stock entitle the holders thereof initially to three board seats. However, at such time as the holders of convertible preferred stock cease to hold shares of convertible preferred stock having an aggregate liquidation preference of at least $25.0 million, they will lose the right to appoint the director for one of these three board seats.

         Upon the occurrence of the following events, the holders of a majority of the convertible preferred stock may nominate two additional members to our board of directors and, if such triggering events have not been cured or waived prior to the end of the next succeeding quarter, may appoint one less than a minimum majority of our board of directors:

          - Failure to comply with certain specified covenants and obligations contained in the convertible preferred stock certificate of designations or purchase agreement and such failure is not cured within 90 days;

          - Any representation or warranty in the convertible preferred stock purchase agreement is proven to be false or incorrect in any material respect; and

          - Any default that results in the acceleration of indebtedness, where the principal amount of such indebtedness, when added to the principal amount of all other indebtedness then in default, exceeds $5.0 million or final judgments for the payment of money aggregating more than $1.0 million (net of insurance proceeds) are entered against us and are not discharged, dismissed, or stayed pending appeal within 90 days after entry.

         Upon the occurrence of the following events, the holders of a majority of the convertible preferred stock may appoint one less than a minimum majority of our board of directors:

          - Failure to pay the liquidation preference or any cash dividends, to the extent declared, when due; and

          - Failure to comply with certain specified covenants and obligations contained in the convertible preferred stock certificate of designations or purchase agreement.

         Upon the occurrence of the following event, the holders of a majority of the convertible preferred stock may appoint a minimum majority of our board of directors:

          - We initiate or consent to proceedings under any applicable bankruptcy, insolvency, composition, or other similar laws or make a conveyance or assignment for the benefit of our creditors generally or any holders of any lien takes possession of, or a receiver, administrator, or other similar officer is appointed for, all or substantially all of our properties, assets or revenues and is not discharged within 90 days.

         On March 19, 2008, the holders of a majority of the convertible preferred stock then outstanding, if any, will be entitled to appoint one less than a minimum majority of our board of directors, subject to the right to appoint a minimum majority of our board of directors as described in the immediately preceding paragraph.

         At such time as the holders of convertible preferred stock cease to hold shares of convertible preferred stock having an aggregate liquidation preference of at least $10.0 million and such holders' beneficial ownership of our convertible preferred stock and common stock constitutes less than 5% of the aggregate voting power of our voting securities, the holders of convertible preferred stock will no longer have the right to any directors.

TAKEOVER DEFENSE PROVISIONS MAY ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK.

         Various provisions of Delaware corporation law and of our corporate governance documents may inhibit changes in control not approved by our Board of Directors and may have the effect of depriving stockholders of an opportunity to receive a premium over the prevailing market price of our common stock in the event of an attempted hostile takeover. In addition, the existence of these provisions may adversely affect the market price of our common stock. These provisions include:

           -   a classified Board of Directors

           - a prohibition of stockholder action through written consents;

           - a requirement that special meetings of stockholders be called only by the Board of Directors;

           - advance notice requirements for stockholder proposals and nominations; and

           -   availability of "blank check" preferred stock.

         In the event of a sale of the company or a change of control of the company (as defined in our bond indentures), the holders of preferred stock will have the right to require us to purchase all of such holder's preferred stock for a cash purchase price equal to the liquidation preference as described below, subject to our satisfaction of our obligations under the indentures governing our 10 3/8% senior subordinated notes and 11 7/8% senior secured notes. As a result of this provision, the preferred stock holders' board representation and the voting power of the holders of the preferred stock, it would be very difficult for another party to successfully acquire Penton without the concurrence of the holders of a majority of the shares of preferred stock then outstanding.

         We also have a stockholder rights plan that provides for, among other things, distributions to our stockholders upon an actual or prospective change in control of our company. The plan has an anti-takeover effect because a distribution under the plan may cause a substantial dilution to a person of group that attempts to acquire a substantial number of our shares without approval of our Board of Directors.


                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders in this offering, but we will receive the exercise price upon the exercise of any warrants by the selling stockholders. We plan to use any such proceeds for working capital.


                 DESCRIPTION OF OUR PREFERRED STOCK AND WARRANTS

         In March 2002, we sold 50,000 shares of a new series of convertible preferred stock and warrants to purchase 1.6 million shares of our common stock for $50.0 million to a group of investors led by ABRY Mezzanine Partners, L.P.


PREFERRED STOCK

         Liquidation Preference. Upon our liquidation, dissolution or winding up, each holder of preferred stock will be entitled to be paid in cash, before any distribution or payment is made on our common stock, an amount per share equal to the greater of:

          - the liquidation value of such share, as described below, plus accrued and unpaid dividends (the "liquidation preference"),

          - the amount that the holder would be entitled to receive in connection with a liquidation event had such holder converted the preferred stock, without regard to the 35% conversion limit described below, into shares of our common stock immediately prior to such liquidation event, and

          - the product of the number of shares of common stock into which such share is convertible, without regard to the 35% conversion limit described below, immediately prior to the liquidation event and the applicable minimum share price, as described in "-- Redemption" below, as of the date of such liquidation event.

         The initial liquidation value per share of the preferred stock is $1,000. If the preferred stock is not converted or redeemed prior to March 19, 2008, the liquidation value per share will increase to $4,570. In the event of a sale of the company or a change of control of the company (as defined in our indentures governing our 10 3/8% senior subordinated notes and 11 7/8% senior secured notes), unless a holder of the preferred stock requires us to redeem its shares as described below, such holder may require us to pay it the full liquidation preference of its preferred stock, subject to our satisfaction of our obligations under the indentures governing our 10 3/8% senior subordinated notes and 11 7/8% senior secured notes.


         Dividends. From the date of issuance until March 19, 2008, the dividends on the preferred stock will accrue daily on the sum of the then applicable liquidation value of the preferred stock and the accrued dividends thereon at an annual rate of 5% per annum. From and after March 19, 2008, the dividends will accrue at a rate of 15% per annum.


         Dividends are payable semi-annually in cash only if declared by our board of directors and approved by the holders of no less than 75% of the preferred stock then outstanding. The provisions of our debt instruments limit our ability to pay dividends in cash, and we have no present intention to pay cash dividends on the preferred stock.

         Upon the occurrence of certain triggering events, the dividend rate increases by one percentage point, with further one percentage point increases per quarter up to a maximum increase of five percentage points if any such event is continuing. The triggering events include:

          - failure to pay the liquidation preference or any cash dividends, to the extent declared, when due;

          - failure to comply with certain specified covenants and obligations contained in the preferred stock certificate of designations or purchase agreement;

          - failure to comply with certain specified covenants and obligations contained in the preferred stock certificate of designations or purchase agreement and such failure is not cured within 90 days;

          - any representation or warranty in the preferred stock purchase agreement is proven to be false or incorrect in any material respect;

          - any default that results in the acceleration of indebtedness, where the principal amount of such indebtedness, when added to the principal amount of all other indebtedness then in default, exceeds $5.0 million or final judgments for the payment of money aggregating more than $1.0 million (net of insurance proceeds) are entered against us and are not discharged, dismissed, or stayed pending appeal within 90 days after entry; and

          - we initiate or consent to proceedings under any applicable bankruptcy, insolvency, composition, or other similar laws or make a conveyance or assignment for the benefit of our creditors generally or any holders of any lien takes possession of, or a receiver, administrator, or other similar officer is appointed for, all or substantially all of our properties, assets or revenues and is not discharged within 90 days.


         Conversion. Each share of preferred stock is convertible at any time at the holder's option into a number of shares of our common stock computed by multiplying the number of shares of preferred stock to be converted by the liquidation value of such shares (initially $1,000), plus accrued but unpaid dividends thereon, divided by the conversion price. The conversion price for the preferred stock initially is $7.61, subject to certain anti-dilution adjustments described in the immediately following paragraph.


         Adjustments will be made to the conversion price if dilutive events specified in the certificate of designations for the preferred stock occur before the conversion of the preferred stock. These events include stock splits, stock dividends and sales of common stock or securities convertible into common stock at prices lower than either the conversion price of the preferred stock or the volume weighted average closing share price of our common stock for the preceding 30 trading days. If any of these events occur, the maximum number of shares of common stock issuable upon conversion of the preferred stock would increase, subject to the limitations described herein.

         The conversion price of the preferred stock will not be adjusted for an issuance of common stock, regardless of the sales price, in the following circumstances:

          - subject to certain limits, related to the granting of common stock or options to purchase common stock to our employees pursuant to our stock option plans or the exercise of currently outstanding options;

          -    upon conversion of the preferred stock;

          -    upon exercise of the warrants;

          -    in certain situations, for consideration other than cash;

          - subject to certain limits, to a bank or similar financial institution in connection with a loan or other indebtedness for borrowed money; or

          - pursuant to an underwritten offering but only if the sale price is greater than the conversion price then in effect.

         If we fail to comply with specific covenants contained in the agreement pursuant to which we sold the preferred stock and warrants, the conversion price of the preferred stock will be reduced by $0.76 (adjusted for stock splits and similar transactions). The conversion price will readjust to what it would have been absent such breach (to the extent of any shares of preferred stock still outstanding) once the breach is cured. In addition, no such reduction to the conversion price will be made at any time that representatives of the holders of preferred stock constitute a majority of our board of directors. We currently intend to appoint representatives of the holders of preferred stock to a majority of the board seats to avoid this reduction in the conversion price.

         Finally, if our leverage ratio exceeds 7.5 to 1.0 for any quarterly period beginning with the quarterly period ending on December 31, 2002, and such leverage ratio remains in excess of 7.5 to 1.0 for a period of 90 days, the conversion price of the preferred stock will be reduced by $0.76 (adjusted for stock splits and similar transactions). The leverage ratio means the ratio of
(1) consolidated senior securities, defined as debt less cash balances in excess of $5.0 million plus the accreted value of the preferred stock, to (2) earnings before interest, taxes, depreciation and amortization, or EBITDA. Thereafter, until the leverage ratio reduces below 7.5 to 1.0, every 90 days the conversion price will be reduced by another $0.76 (adjusted for stock splits and similar transactions), subject to a maximum reduction not to exceed $3.80 (adjusted for stock splits and similar transactions). The conversion price will readjust to what it would have been absent such event (to the extent of any shares of preferred stock still outstanding) once the leverage ratio reduces below 7.5 to
1.0. In addition, no such reduction to the conversion price will be made at any time that representatives of the holders of preferred stock constitute a majority of our board of directors. We currently intend to appoint representatives of the holders of preferred stock to a majority of the board seats to avoid this reduction in the conversion price.

         We may require the holders to convert the preferred stock into common stock at any time provided that:

          - no triggering event, as described in "-- Dividends" above or "-- Registration Rights" below, has occurred and is continuing, and the stockholder approval has been obtained;

          - the proposed conversion would not occur within 30 days of any period during which trading by our officers or directors is restricted by our policies or within 90 days of another conversion at our option;

          - the volume weighted average closing share price of our common stock for the preceding 30 trading days is equal to or greater than the applicable minimum share price, as set forth in "-- Redemption" below;

          - the aggregate number of shares of our common stock issued upon conversion of the preferred stock at our election during any period of 12 consecutive weeks does not exceed 15% of the aggregate volume of our shares traded on the New York Stock Exchange during the 12 week period ended on the Saturday immediately preceding the notice date; and

          - the aggregate number of shares of preferred stock converted at any one time does not exceed 12,500 shares (adjusted for stock splits and similar transactions).

         Redemption. We may redeem the preferred stock at any time, in whole or in part, provided that the redemption price is equal to the amount the holders of preferred stock would receive on an as-converted basis assuming a common stock share price equal to the greater of the volume weighted average closing share price of our common stock for the preceding 30 trading days and the applicable minimum share price derived from the following schedule (as the same may be adjusted for stock splits and similar transactions):


         -     If being redeemed prior to the third anniversary                               $15.18
         -     If being redeemed after the third, but before the fourth anniversary           $17.51
         -     If being redeemed after the fourth, but before the fifth anniversary           $19.31
         -     If being redeemed after the fifth, but before the sixth anniversary            $23.26

         In the event of a sale of the company or a change of control of the company (as defined in our indentures governing our 10 3/8% senior subordinated notes and 11 7/8% senior secured notes), any holder of preferred stock may require us to pay it the full redemption price as determined above for its preferred stock, subject to our satisfaction of our obligations under the indentures governing our 10 3/8% senior subordinated notes and 11 7/8% senior secured notes.

         Board Representation. The terms of the convertible preferred stock entitle the holders thereof initially to three board seats. However, at such time as the holders of convertible preferred stock cease to hold shares of convertible preferred stock having an aggregate liquidation preference of at least $25.0 million, they will lose the right to appoint the director for one of these three board seats.

         Upon the occurrence of the following events, the holders of a majority of the convertible preferred stock may nominate two additional members to our board of directors and, if such triggering events have not been cured or waived prior to the end of the next succeeding quarter, may appoint one less than a minimum majority of our board of directors:

          - Failure to comply with certain specified covenants and obligations contained in the convertible preferred stock certificate of designations or purchase agreement and such failure is not cured within 90 days;

          - Any representation or warranty in the convertible preferred stock purchase agreement is proven to be false or incorrect in any material respect; and

          - Any default that results in the acceleration of indebtedness, where the principal amount of such indebtedness, when added to the principal amount of all other indebtedness then in default, exceeds $5.0 million or final judgments for the payment of money aggregating more than $1.0 million (net of insurance proceeds) are entered against us and are not discharged, dismissed, or stayed pending appeal within 90 days after entry.

         Upon the occurrence of the following events, the holders of a majority of the convertible preferred stock may appoint one less than a minimum majority of our board of directors:

          - Failure to pay the liquidation preference or any cash dividends, to the extent declared, when due; and

          - Failure to comply with certain specified covenants and obligations contained in the convertible preferred stock certificate of designations or purchase agreement.

         Upon the occurrence of the following event, the holders of a majority of the convertible preferred stock may appoint a minimum majority of our board of directors:

          - We initiate or consent to proceedings under any applicable bankruptcy, insolvency, composition, or other similar laws or make a conveyance or assignment for the benefit of our creditors generally or any holders of any lien takes possession of, or a receiver, administrator, or other similar officer is appointed for, all or substantially all of our properties, assets or revenues and is not discharged within 90 days.

         On March 19, 2008, the holders of a majority of the convertible preferred stock then outstanding, if any, will be entitled to appoint one less than a minimum majority of our board of directors, subject to the right to appoint a minimum majority of our board of directors as described in the immediately preceding paragraph.

         At such time as the holders of convertible preferred stock cease to hold shares of convertible preferred stock having an aggregate liquidation preference of at least $10.0 million and such holders' beneficial ownership of our convertible preferred stock and common stock constitutes less than 5% of the aggregate voting power of our voting securities, the holders of convertible preferred stock will no longer have the right to any directors.

         We have also granted the holders of the preferred stock the right to have representatives attend meetings of our board of directors until such time as they no longer own any preferred stock, warrants or shares of common stock issued upon conversion of the preferred stock and exercise of the warrants.

         Voting Rights. Subject to the 35% voting limitation described below, the holders of the preferred stock are entitled to vote on all matters submitted to the vote of our stockholders, voting as a single class with the common stockholders on an as-converted basis. In addition, we may not, without the affirmative vote of the holders of not less than 75% of the preferred stock then outstanding:

          - amend, modify, restate, or repeal our certificate of incorporation or bylaws in any way that would alter the rights of the preferred stock or create any new class of capital stock having rights senior to or on parity with the preferred stock;

          - authorize or issue any new or existing class of capital stock or any security convertible into or exchangeable for, or having rights to purchase, any shares of our stock having any preference or priority senior to or on parity with the preferred stock;

          - increase or decrease the authorized number of shares of preferred stock;

          - reclassify our capital stock into shares having any preference or priority senior to or on parity with any preference or priority of the preferred stock;

          - pay or declare any dividend on any shares of our capital stock (other than dividends on our common stock payable in additional shares of our common stock) or apply any of our assets to the redemption, retirement, purchase, or acquisition, directly or indirectly, of any shares of our capital stock, other than redemptions of the preferred stock and certain repurchases of shares of common stock from our current or former employees pursuant to contractual rights; or

          - increase the size of our board of directors to more than 12 directors, other than as may be required to satisfy the rights of the preferred stock described above.

         Covenants. Without the prior approval of the holders of a majority of the shares of preferred stock then outstanding we may not:

          - use the proceeds from the sale of the preferred stock and warrants other than to refinance our credit facility and for general corporate purposes;

          - make any restricted payment or restricted investment unless our leverage ratio is less than 6.0 to 1.0 and such restricted payment or restricted investment would otherwise be permitted under the indenture governing the 103/8% senior subordinated notes after the application of a deemed restricted payment in an amount equal to the aggregate liquidation value of the preferred stock then outstanding;

          - enter into any agreement (or amend or modify the terms of any existing agreement), other than our credit facility, the indentures governing the 10 3/8% senior subordinated notes and 11 7/8% senior secured notes, or any refinancing thereof to the extent the terms of such refinancing are not more restrictive than the credit facility or indentures, as applicable, which by its terms would restrict our ability to comply with the agreements related to the preferred stock;

          - prior to the sixth anniversary of the issuance date, sell any of our assets, including the capital stock of our subsidiaries, unless such sale is in the ordinary course of business, does not exceed 5% of our total assets or EBITDA or, in the case of a sale of the capital stock of our subsidiaries, is between us or any of our wholly owned subsidiaries and another of our wholly owned subsidiaries;

          - prior to the sixth anniversary of the issuance date, enter into any agreement with any affiliate (other than certain permitted affiliate transactions), unless such affiliate transaction is determined by a majority of our board of directors to be fair, reasonable and no less favorable to us than could have been obtained in an arm's length transaction with a non-affiliate and is approved by a majority of the disinterested members of our board of directors;

          - materially alter our principal line of business or engage in any business unless such business is reasonably related to our principal line of business;

          - grant any options to purchase our common stock or securities convertible into or exchangeable for shares of our common stock, other than options or securities granted pursuant to a stock option plan having an exercise price equal to or greater than the market value of our common stock on the date of such grant and accounting for, either individually or in the aggregate, not more than 15% of our outstanding common stock determined as of the day before the closing on a fully diluted, as-converted basis; or

          - increase the size of our board of directors to greater than 12 directors.

         From and after the sixth anniversary of the issuance date, in addition to any of the actions described in the first, second, third, sixth, seventh and eighth bullet points above, we may not, without the prior approval of the holders of a majority of the shares of preferred stock then outstanding:

          - sell any of our assets, including the capital stock of our subsidiaries;

          -    enter into any agreement with any affiliate;

          - incur or permit to exist any indebtedness other than indebtedness existing as of such date and indebtedness incurred thereafter under the revolving credit facility in the ordinary course of business to provide for our working capital needs;

          - acquire (by merging or consolidating with, or by purchasing an equity interest in or a portion of the assets of) any business, corporation, other business organization, or division thereof or otherwise acquire any material assets (other than inventory or other assets to be sold in the ordinary course of business); and

          - hire or terminate any of our executive officers or modify or alter in any way the employment terms relating to any of our executive officers.

         In addition, the terms of the preferred stock require that we maintain a ratio of consolidated senior securities, defined as debt less cash balances in excess of $5.0 million plus the accreted value of the preferred stock, to EBITDA of 7.5 to 1.0 for the twelve month period ending on the last day of December, March, June, and September of each year beginning with the twelve month period ending on December 31, 2002.

         Sales Rights. If, beginning with the quarterly period ending on December 31, 2002, our leverage ratio, as described above, exceeds 7.5 to 1.0 for four consecutive fiscal quarters, then the holders of a majority of the preferred stock have the right to cause us to seek a buyer for all of our assets or all of our issued and outstanding capital stock. The holders of preferred stock will not have this right if their representatives constitute a majority of our board of directors. We currently intend to appoint representatives of the holders of preferred stock to a majority of the board seats to avoid their having this right.


         In addition, beginning on March 19, 2008, the holders of the preferred stock will have the right to cause us to seek a buyer for substantially all of our assets or issued and outstanding capital stock if at least 3,500 shares of preferred stock (adjusted for stock splits and similar transactions) are then outstanding.


         Preemptive Rights. Subject to specified limitations, the holders of the preferred stock may participate in our future issuances of equity securities, options or rights to acquire equity securities, or any securities convertible or exchangeable for equity securities.

         Registration Rights. The agreements regarding the preferred stock provide that we will file a shelf registration statement with the SEC covering the common stock issued or issuable upon conversion of the preferred stock and exercise of the warrants by May 3, 2002 and use our reasonable best efforts to have the registration statement declared effective by the SEC as soon as possible, but in any event not later than July 11, 2002. We filed the registration statement on April 12, 2002. If the registration statement is not declared effective by July 11, 2002, or ceases to be effective at any time prior to the sale of all of the common stock covered by that registration statement, the dividend rate will increase by one percentage point. This prospectus is a part of the shelf registration statement that satisfies our obligations under the registration rights of the holders of preferred stock. We have also granted the holders of the preferred stock "piggyback" registration rights pursuant to a registration rights agreement with those holders. These rights entitle the holders to notice of the registration and to include, at our expense, their shares of common stock in many of our registrations of our common stock.

         Indemnification Rights. We have agreed to indemnify the holders of the preferred stock for any losses suffered by them as a result of a breach of a warranty, representation, promise, agreement or covenant relating to their purchase of the preferred stock and warrants, the execution, delivery, performance or enforcement of the documents relating to such purchase or the amendment to the terms of the preferred stock to remove the scheduled redemption date.

         Limitations on the Rights of the Holders to Convert, Exercise, Vote or Sell. The rights of each holder of preferred stock and the related warrants to convert its shares of preferred stock, exercise its warrants, or sell shares of its common stock acquired pursuant to any conversion or exercise are subject to certain limitations, including:

          - So long as any of our 10 3/8% senior subordinated notes or 11 7/8% senior secured notes are outstanding, no holder of preferred stock or warrants may convert its preferred stock or exercise its warrants to the extent that, after giving effect to such conversion or exercise, such holder of preferred stock, individually or collectively with all other holders of preferred stock are entitled to direct the votes with respect to an excess of 35% of the aggregate voting equity interests. Collectively, the holders of the preferred stock and warrants are similarly limited to 35% of the aggregate voting power outstanding.


          - If any holder of preferred stock or warrants intends to convert its preferred stock, intends to exercise its warrants or intends to sell in a public sale any shares of common stock acquired through such conversion or exercise to one or more third parties when the market price of the common stock is below the applicable prices listed on the schedule set forth under "-- Redemption" above, the holder must notify each of the other holders of preferred stock or warrants of such intention. The other holders may then elect to participate, on a pro rata basis, in such conversion, exercise or sale based on the number of shares of common stock held by the holders electing to participate in such conversion, exercise or sale.

          - The purchasers of the preferred stock have agreed among themselves that if they intend to sell more than 10,000 shares of preferred stock (adjusted for stock splits and similar transactions) to one or more third parties, the party intending such a sale must notify the other holders of preferred stock of such intention. Upon receipt of such notice, the other holders may then elect to participate, on identical terms and on a pro rata basis, in such sale based on the number of shares of preferred stock held by the holders electing to participate in such sale.

         Accounting Treatment. In April 2002, we reached an agreement with the preferred stockholders to eliminate the scheduled ten year redemption date of the preferred stock and on May 31, 2002, stockholders approved an amendment to the Certificate of Designation to remove the scheduled redemption feature. In exchange for removing the scheduled redemption date, we agreed to grant the holders of the preferred stock the right to require us to seek a buyer for substantially all of our assets or issued and outstanding capital stock beginning on March 19, 2008. We sought the amendment to eliminate the requirement to accrete the preferred stock to the maximum possible redemption amount by such date. However, we did not seek to eliminate the preferred stockholders' right to require us to redeem the security upon the occurrence of certain contingent events. To the extent that redemption of the preferred stock becomes probable in the future pursuant to a contingent redemption provision of the preferred stock, accretion to the maximum redemption amount will be required at such time. Before stockholder approval on May 31, 2002 to remove the scheduled redemption date, we had to accrete, using the interest method, a portion of the maximum liquidation preference at maturity. In addition, certain features of the preferred stock had to be accounted for as embedded derivatives, which required mark to market accounting that could have potentially resulted in significant swings in our net income and our earnings per share.



         As a result of stockholder approvals on May 31, 2002, accretion is no longer required and approximately $42.1 million of unamortized beneficial conversion feature will be recognized immediately as a charge to retained earnings and as a reduction of income available to common stockholders in the Statement of Operations. In addition, mark to market accounting for the embedded derivatives is no longer required subsequent to May 31, 2002.


         Even without the scheduled redemption feature, however, any accrued dividends on the preferred stock will still be reflected as a reduction in earnings per share available to common stockholders.


WARRANTS

         The initial exercise price of the warrants is $7.61 per share. The warrants are subject to anti-dilution and other adjustments that mirror those applicable to the convertible preferred stock. The warrants are immediately exercisable and expire 10 years after issuance.


CLOSING FEES AND OTHER PAYMENTS

         In connection with the closing of the sale of our preferred stock and related warrants, we paid the purchasers $750,000, or 1.5% of the purchase price.


                              SELLING STOCKHOLDERS


         In March 2002, we sold 50,000 shares of a new series of convertible preferred stock and warrants to purchase 1.6 million shares of our common stock for $50 million to the selling stockholders named below. The shares of our common stock registered for resale in the registration statement, of which this prospectus is a part, are the shares into which the preferred stock is convertible and the warrants are exercisable. In addition, pursuant to Rule 416 under the Securities Act of 1933, this prospectus relates to the resale of such indeterminate number of shares of our common stock as may be issued or become issuable in accordance with the terms of the preferred stock and the warrants to prevent dilution resulting from stock splits, stock dividends or similar transactions. The registration statement, however, shall not be deemed to cover any additional shares of common stock to be issued because of changes in the conversion price of the preferred stock or the exercise price of the warrants or other unique features of the terms of our preferred stock and related warrants.

         The number of shares registered in the registration statement of which this prospectus is a part and the number of shares offered in this prospectus represents our bona fide estimate of the number of shares issuable upon conversion of the convertible preferred stock and exercise of the warrants. We may have to register additional shares if our bona fide estimate is low for any of the reasons set forth in the following sentence. The number of shares that will ultimately be issued to the selling stockholders cannot be determined at this time because it depends on: (1) whether the holders of the preferred stock elect to convert the preferred stock into shares of common stock; (2) whether we elect to require the conversion of the preferred stock if certain conditions are met; (3) whether the holders of the warrants exercise their warrants; (4) the conversion price of the preferred stock and the exercise price of the warrants at the time of conversion of the preferred stock and exercise of the warrants; (5) the period for which the preferred stock remains outstanding; and
(6) the amount of dividends that accrue to the liquidation preference of the preferred stock before conversion.


         The table below sets forth information regarding ownership of our common stock by the selling stockholders and the number of shares that may be sold by them under this prospectus. The number of shares set forth in the table as being held by the selling stockholders and the number of shares set forth on the table as being offered hereby represent the total number of shares we have registered for resale by the selling stockholders based on our bona fide estimate of the number of shares of common stock that we will need to issue to the selling stockholders on conversion of the preferred stock and exercise of the warrants (subject, in each case, to antidilution adjustments) and payment of all dividends on the preferred stock. However, the actual number of shares of common stock issuable upon conversion of the preferred stock and exercise of the warrants is indeterminable, and could be materially more or less than the amounts listed on the table due to possible conversion and exercise price adjustments. Because the selling stockholders may offer all or some portion of the common stock listed in the table pursuant to this prospectus or otherwise, no estimate can be given as to the amount of common stock that will be held by the selling stockholders upon termination of the offering. The selling stockholders may sell all, part, or none of the shares listed. The number of shares owned by the selling stockholders is determined by rules promulgated by the Commission for beneficial ownership and is not necessarily indicative of ownership for any other purpose.

         None of the selling stockholders has had any position, office or other material relationship with us, other than as a security holder, during the past three years; however, the terms of our preferred stock grant the holders of the preferred stock the right to appoint three directors to our board. See "Description of Preferred Stock and Warrants; Preferred Stock -- Board Representation" above. Two of these directors are affiliated with ABRY Mezzanine Partners, L.P. and the third is affiliated with the Sandler entities listed below.

                                                                                                          Percentage of shares
                                                       Shares         Shares of Common       Shares        of Common Stock to
                                                    Owned Prior        Stock Offered       Owned After       be owned after
Name of Selling Shareholder                         To Offering            Hereby           Offering            Offering
--------------------------------------------------------------------------------------------------------------------------------
ABRY Mezzanine Partners, L.P.(1)                    5,322,809(2)         5,322,809              0                   0%

ABACUS Master Fund, Ltd.(3)                           887,135(4)           887,135              0                   0

Sandler Capital Partners V, L.P.(5)                 1,898,291(6)         1,898,291              0                   0

Sandler Capital Partners V FTE, L.P.(5)               693,385(7)           693,385              0                   0

Sandler Capital Partners V Germany, L.P.(5)            69,729(8)            69,729              0                   0


--------

(1) ABRY Mezzanine Investors, L.P. is the general partner of ABRY Mezzanine Partners, L.P. ABRY Mezzanine Holdings, LLC is the general partner of ABRY Mezzanine Investors, L.P. Royce Yudkoff is the controlling member of ABRY Mezzanine Holdings, LLC.

(2) Includes 3,942,181 shares issuable upon conversion of 30,000 shares of preferred stock based on a conversion price of $7.61 per share, 960,000 shares issuable upon the exercise of warrants and 420,628 shares that may be issued upon conversion of the preferred stock as dividends accrue to the liquidation preference over the next two years.

(3) Paradigm, Ltd. is the investment manager of ABACUS Master Fund, Ltd. ("ABACUS Master Fund"), and, as such, exercises investment discretion with respect to the securities held by ABACUS Master Fund. Andrew Banks is the President and controlling shareholder of Paradigm, Ltd.

(4) Includes 657,030 shares issuable upon conversion of 5,000 shares of preferred stock based on a conversion price of $7.61 per share, 160,000 shares issuable upon the exercise of warrants and 70,105 shares that may be issued upon conversion of the preferred stock as dividends accrue to the liquidation preference over the next two years.

(5) Sandler Investment Partners, L.P. is the general partner of each of Sandler Capital Partners V, L.P., Sandler Capital Partners V FTE, L.P. and Sandler Capital Partners V Germany, L.P. Sandler Capital Management is the general partner of Sandler Investment Partners, L.P. The eleven general partners of Sandler Capital Management and each of their controlling persons are set forth in the following table:

               Name of General Partner of Sandler
               Capital Management, L.P.                     Controlling Person
               ----------------------------------           ------------------

               MJDM Corp.                                   Michael Marocco

               Four JK Corp.                                John Kornreich

               ALCR Corp.                                   Andrew Sandler

               ARH Corp.                                    Harvey Sandler

               TERPSI Corp.                                 Hannah Stone

               SERF Corp.                                   Douglas Schimmel

               RAK SCM Corp.                                Richard Keller

               RF SCM Corp.                                 Robert Fowler

               SAM SCM Corp.                                Samantha McCuen

               DRP SCM Corp.                                David Powers

               WAB SCM Corp.                                William Bianco


(6) Includes 1,405,913 shares issuable upon conversion of 10,699 shares of preferred stock based on a conversion price of $7.61 per share, 342,368 shares issuable upon the exercise of warrants and 150,010 shares that may be issued upon conversion of the preferred stock as dividends accrue to the liquidation preference over the next two years.

(7) Includes 513,535 shares issuable upon conversion of 3,908 shares of preferred stock based on a conversion price of $7.61 per share, 125,056 shares issuable upon the exercise of warrants and 54,794 shares that may be issued upon conversion of the preferred stock as dividends accrue to the liquidation preference over the next two years.

(8) Includes 51,643 shares issuable upon conversion of 393 shares of preferred stock based on a conversion price of $7.61 per share, plus 12,576 shares issuable upon the exercise of warrants and 5,510 shares that may be issued upon conversion of the preferred stock as dividends accrue to the liquidation preference over the next two years.


                              PLAN OF DISTRIBUTION

         We are registering shares of common stock issuable upon conversion of the preferred stock and upon exercise of the warrants to permit the resale of these shares of common stock by the holders of the preferred stock and warrants from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock, although we will receive the exercise price if any of the warrants are exercised. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

         The selling stockholders may sell all or a portion of the common stock beneficially owned by them and offered through the prospectus from time to time directly or through one or more underwriters, broker-dealers or agents. If the common stock is sold through underwriters or broker-dealers, the selling stockholder will be responsible for underwriting discounts or commissions or agent's commissions. The common stock may be sold in one or more transactions or other legally available means at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in the following types of transactions:

     - on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale, including The New York Stock Exchange in the case of the shares of common stock;

     -    in the over-the-counter market;

     - in transactions otherwise than on these exchanges or systems or in the over-the-counter market; or

     -    through the writing of options.

         These transaction may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

         In connection with sales of the common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers that may in turn engage in short sales of common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of common stock short and deliver shares of common stock to close short positions, or loan or pledge shares of common stock to broker-dealers that in turn may sell those shares. If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, those underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from the purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal, which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved.

         The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of preferred stock or common stock owned by them. If the selling stockholders default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus or an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

         The selling stockholders and any broker-dealer participating in this distribution of shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act, and any commission paid, or any discounts allowed to the broker-dealer may be deemed to be underwriting discounts or commissions under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholder and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

         Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licenses brokers or dealers. In addition, in some states the shares of common stock may not be sold unless the shares have been registered or qualified for sale in the state of an exemption from registration or qualification is available and is complied with.

         We do not know whether any selling stockholder will sell any or all of the shares of common stock registered by the shelf registration statement of which this prospectus forms a part.

         We will pay all expenses of the registration of the shares of common stock under the registration rights agreement, including SEC filing fees and expenses of compliance with state securities or "blue sky" laws, except that the selling stockholders will pay any underwriting discounts and selling commissions. We expect that our expenses for this offering, including primarily filing fees and legal expenses, will be approximately $20,000.

         We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreement. We will be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholders for use in this prospectus, in accordance with the related registration rights agreement.

         Once sold under the shelf registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.


                                  LEGAL MATTERS

         The validity of the issuance of the shares offered by this prospectus will be passed upon for Penton by Jones, Day, Reavis & Pogue, Cleveland, Ohio.


                                     EXPERTS

         The consolidated financial statements of Penton incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2001, have been so incorporated in reliance on the report of

PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                     PART II


                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The expenses in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions, are estimated as follows:


         Securities and Exchange Commission Registration Fee ....................................       $ 6,141.63
         Transfer Agent and Registrar Fees*......................................................           500.00
         Legal Fees and Expenses*................................................................        10,000.00
         Accounting Fees and Expenses*...........................................................         3,000.00
         Printing Expenses*......................................................................           200.00
         Miscellaneous*..........................................................................           158.37
                         Total ..................................................................       $20,000.00
                                                                                                         ---------

-------------------
* Estimated


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

ELIMINATION OF LIABILITY

         Penton Media, Inc.'s certificate of incorporation provides that, to the fullest extent permitted by the DGCL as the same exists or may hereafter be amended, no director of Penton Media, Inc. shall be liable to it or its stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this provision will not adversely affect any right or protection of a director of Penton Media, Inc. existing at the time of that repeal or modification.

INDEMNIFICATION AND INSURANCE

         Section 145 of the DGCL contains provisions permitting (and, in some situations, requiring) Delaware corporations such as Penton Media, Inc. to provide indemnification to their officers and directors for losses and litigation expense incurred in connection with, among other things, their service to the corporation in those capacities. Penton Media, Inc.'s certificate of incorporation contains provisions requiring indemnification by Penton Media, Inc. of its directors, officers, and employees to the fullest extent permitted by law. Among other things, these provisions provide that Penton Media, Inc. is required to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (including any action by or in the right of Penton Media, Inc.) (a "Proceeding") by reason of the fact that such person is or was a director, officer, or employee of Penton Media, Inc., or is or was serving at the request of Penton Media, Inc. as a director, officer or employee of another corporation, partnership, joint venture, trust, or other enterprise (including service with respect to any employee benefit plan) against expenses (including attorneys' fees), judgments, fines, ERISA excise taxes, penalties, and amounts paid in settlement actually and reasonably incurred by such person in connection with such Proceeding to the fullest extent permitted by the DGCL, as the same exists or may be amended (but, in the case of any such amendment, only to the extent that such amendment permits Penton Media, Inc. to provide broader indemnification rights than such law permitted Penton Media, Inc. to provide prior to such amendment). These provisions also provide for the advance payment of fees and expenses reasonably incurred by the director, officer, or employee in defense of any such Proceeding, subject to reimbursement by the director, officer, or employee if it is ultimately determined that such director, officer, or employee is not entitled to be indemnified by Penton Media, Inc. In addition, the Certificate of Incorporation authorizes Penton Media, Inc. to purchase insurance for its directors, officers, and employees insuring them against certain risks as to which Penton Media, Inc. may be unable lawfully to indemnify them. Penton Media, Inc. maintains insurance coverage for its directors, officers and employees as well as insurance coverage to reimburse Penton Media, Inc. for potential costs of its corporate indemnification of directors, officers and employees.

ITEM 16. EXHIBITS

EXHIBIT
NUMBER           DESCRIPTION OF DOCUMENT



3.1+ Amended Certificate of Designations, Preferences and Rights of the Series B Convertible Preferred Stock of Registrant.


4.1 Form of Warrant to purchase common stock of Registrant, incorporated by reference to Exhibit 4.1 to the Registrant's Form 8-K dated and filed with the SEC on March 19, 2002.

4.2 Amendment No. 1, dated as of March 18, 2002, to the Rights Agreement, by and between Registrant and National City Bank, as successor Rights Agent, incorporated by reference to Exhibit 4.2 to the Registrant's Form 8-K dated and filed with the SEC on March 19, 2002.

5.1*      Opinion of Jones, Day, Reavis & Pogue.

10.1 Amended and Restated Series B Convertible Preferred Stock and Warrant Purchase Agreement, incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K dated and filed with the SEC on March 19, 2002.

10.2      Registration Rights Agreement, incorporated by reference to Exhibit
          10.2 to the Registrant's Form 8-K dated and filed with the SEC on March 19, 2002.


10.3* Amendment No. 1 to the Amended and Restated Series B Convertible Preferred Stock and Warrant Purchase Agreement.


23.1*     Consent of PricewaterhouseCoopers LLP.

23.2*     Consent of Jones, Day, Reavis & Pogue (contained in Exhibit 5.1).

24.1+     Powers of Attorney (see pages I-4 to I-5).

*      Filed herewith.

+      Previously filed.

ITEM 17. UNDERTAKINGS

      A. The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to
Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      B. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange
Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be determined to be the initial bona fide offering thereof.

      C. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in said Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      D. The undersigned registrant hereby undertakes that:

         (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as a part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

         (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      E. The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under Subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Act.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment no. 2 to the registrant statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cleveland, the State of Ohio, on June 25, 2002.



                                 PENTON MEDIA, INC.


                                 By: /s/ Preston L. Vice
                                    --------------------------------------
                                    Name:    Preston L. Vice
                                    Title:   Interim Chief Financial Officer




         Pursuant to the requirements of the Securities Act of 1933, this amendment no. 2 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.




SIGNATURE                                         TITLE                                     DATE

          *
--------------------------              Chief Executive Officer                         June 25, 2002
Thomas L. Kemp                          and Director (Principal
                                        Executive Officer
 /s/ Preston L. Vice
--------------------------              Interim Chief Financial Officer                 June 25, 2002
Preston L. Vice                         (Principal Financial Officer)

          *
--------------------------              Vice President and Controller                   June 25, 2002
Jocelyn A. Bradford                     (Principal Accounting Officer)

          *
--------------------------              Director                                        June 25, 2002
Daniel J. Ramella


--------------------------              Director                                        June 25, 2002
David B. Nussbaum

          *
--------------------------              Director                                        June 25, 2002
Paul W. Brown

          *
--------------------------              Director                                        June 25, 2002
R. Douglas Greene

          *
--------------------------              Director                                        June 25, 2002
John J. Meehan

          *
--------------------------              Director                                        June 25, 2002
Edward J. Schwartz


          *
--------------------------              Director                                        June 25, 2002
William B. Summers


          *
--------------------------              Director                                        June 25, 2002
Daniel C. Budde


          *
--------------------------              Director                                        June 25, 2002
Peni Garber


          *
--------------------------              Director                                        June 25, 2002
Hannah C. Stone


          *
--------------------------              Director                                        June 25, 2002
King Harris


* Preston L. Vice, by signing his name hereto, does hereby execute this amendment no. 2 to the registration statement on behalf of the directors and officers of Penton Media, Inc. indicated above by asterisks, pursuant to powers of attorney duly executed by such directors and officers, which are filed with the Securities and Exchange Commission on behalf of such directors and officers.


      /s/ Preston L. Vice
     --------------------------------
     Preston L. Vice
     Attorney-in-fact

                                  EXHIBIT INDEX

EXHIBIT
NUMBER            DESCRIPTION OF DOCUMENT
-------           -----------------------


3.1+ Amended Certificate of Designations, Preferences and Rights of the Series B Convertible Preferred Stock of Registrant.


4.1 Form of Warrant to purchase common stock of Registrant, incorporated by reference to Exhibit 4.1 to the Registrant's Form 8-K dated and filed with the SEC on March 19, 2002.

4.2 Amendment No. 1, dated as of March 18, 2002, to the Rights Agreement, by and between Registrant and National City Bank, as successor Rights Agent, incorporated by reference to
                  Exhibit 4.2 to the Registrant's Form 8-K dated and filed with the SEC on March 19, 2002.

5.1*              Opinion of Jones, Day, Reavis & Pogue.

10.1 Amended and Restated Series B Convertible Preferred Stock and Warrant Purchase Agreement, incorporated by reference to
                  Exhibit 10.1 to the Registrant's Form 8-K dated and filed with the SEC on March 19, 2002.

10.2              Registration Rights Agreement, incorporated by reference to
                  Exhibit 10.2 to the Registrant's Form 8-K dated and filed with the SEC on March 19, 2002.


10.3* Amendment No. 1 to the Amended and Restated Series B Convertible Preferred Stock and Warrant Purchase Agreement.


23.1*             Consent of PricewaterhouseCoopers LLP.

23.2*             Consent of Jones, Day, Reavis & Pogue (contained in Exhibit
                  5.1).

24.1+             Powers of Attorney (see pages I-4 to I-5).

*      Filed herewith.

+      Previously filed.


                                      III